Exhibit 99.1

November 25, 2019

Dear Shareholders,

As you saw in our earlier announcement, ReneSola is making significant leadership changes designed to take us to the next level. We are exiting a multi-year transition period, in which we transformed ourselves from an indebted equipment manufacturer, into a financially healthy and profitable global solar power project developer. Our previous management team did an outstanding job in driving that transformation, and we thank them deeply for their effort. Looking ahead, the Board decided that the time was right to match management strengths with this new phase in the life of the Company.

Mr. Yumin Liu will join Renesola on December 4, 2019, as its new Chief Executive Officer. Mr. Liu is a prominent industry veteran, with twenty years of experience at several industry leaders. He ran the EMEA region for Canadian Solar, was President of Recurrent Energy, and held several leadership roles at GCL Solar. We are very excited to have Yumin join us. We believe his skillset is perfectly aligned with our goals, and he can effectively lead ReneSola to new heights of success.

In addition to Yumin, Mr. Ke Chen was appointed as our new Chief Financial Officer. Ke brings substantial capital markets experience, a critical skill as we seek to lower our cost of capital. The appointments of both Yumin and Ke reflect ReneSola’s transition from a China-centric story to a global player with operations around the world, a stock traded in the U.S., and a development pipeline heavily focused on the U.S. and Europe. To further support transition, we are moving our global headquarters from China to the U.S. We will be based in Stamford Connecticut, just outside New York City.

Now let us review third quarter results, which reflect our building momentum as we exit our transition phase and enter a phase of expected high and profitable growth.

Q3 Business Momentum: Outstanding Financial Performance from Operating Excellence

Business momentum accelerated in the third quarter, with results demonstrating our strong execution in project development. Revenue of $66 million and gross margin of 24.6% were well above the guidance we provided last month. We were profitable for the second consecutive quarter, with net income of $2.4 million.

Our better-than-expected financial performance was driven by outstanding operating results. First, we sold a 55 MW portfolio of ground-mounted solar farms in Poland. Second, we connected 4.5 MW of utility projects in the U.S., 2.8 MW of DG projects in China and 2.7 MW of FiT projects in Canada. Third, we signed a sales agreement to sell DG projects with a combined capacity of 22.3 MW located in China.

In addition to solid top-line and bottom-line results, we strengthened our financial position through debt reduction and a capital raise. Foremost, we are committed to generating cash and paying down debt. We strengthened our balance sheet in the third quarter by reducing total debt by more than $40 million. This was exceptional considering the challenging macro environment we face in our industry. As a result of the reduced debt, our financial metrics (including quick ratio, current ratio and total liability ratio) significantly improved in the third quarter.

Subsequent to quarter end, we further strengthened the balance sheet with a capital raise. One of our major shareholders, Shah Capital, invested in ReneSola by purchasing from the Company 100,000,000 newly issued ordinary shares for a total investment of $11 million. The transaction closed in the fourth quarter. The capital infusion from Shah enables us to accelerate our growth as we consolidate our transformation into an asset-light solar developer.

Intensified Focus on Most Attractive U.S. and European Markets

The global solar power project development business is very large yet continues to grow. Our Project Development business targets a number of countries and regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. These markets include the U.S., Poland, Hungary, Spain, and France. Specifically, we believe we are in a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

Our Project Development business benefits from our focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. While we are optimistic about the outlook for this business, we are mindful of its inherent uncertainties. In particular, projects may take longer than we expect to develop and monetize. Quarterly fluctuations in project development revenue primarily reflect a normal unevenness in our business as we recognize revenue based on project completion. Nonetheless, despite the natural volatility, we believe this business is exceptionally attractive. Our strategy is to pursue high-margin project development opportunities in profitable and growing markets in the U.S. and Europe.

Our total project pipeline of 1.1 GW is down from 1.4 GW last quarter, as is our late-stage pipeline, which decreased to 399 MW from 714 MW in Q2. This is a result of our effort to optimize the profit potential of our pipeline. Before, we had projects under development in several emerging markets, including India, Vietnam and South Korea. Upon completion of a detailed review, we determined that projects in those markets were not economically viable for us. As a result, we scrapped those projects and redirected our effort to other growth opportunities. Nonetheless, our total project pipeline of 1.1 GW and late-stage pipeline of 399 MW still represent a large opportunity. Our teams across different geographies are dedicated to our success, possessing an excellent skill set and years of industry experience. In addition, we expect our strengthened balance sheet to provide the foundation to drive growth.

Q3 Highlights: High Growth, Profitability, Strengthened Balance Sheet

	Q3 2019 ($ millions)	Q2 2019 ($ millions)	Q/Q Change
Revenue	$66.0	$13.6	+386%
Gross Profit	$16.2	$10.5	+55%
Operating income	$7.4	$7.1	+4%
Adjusted EBITDA	$15.4	$9.9	+55.2%
Income before income tax and noncontrolling interests	$2.7	$6.6	-59%
Net income attributed to ReneSola Ltd	$2.4	$5.1	-54%

•	Revenue was $66.0 million, ahead of the revised guidance range of $55 to $60 million;
•	Key constituents of revenue were:
o	$55.6 million from the Project Development business
o	$10.3 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 24.6%, well above the guidance range of 15% to 17%;
•	Income before income tax and non-controlling interests was $2.7 million, compared to $6.6 million in Q2 2019 and $3.6 million in Q3 2018;
•	Connected 4.5 MW of utility projects in the U.S., 2.8 MW of DG projects in China and 2.7 MW of FiT projects in Canada;
•	Sold 55 MW of ground-mounted solar farms in Poland;
•	Solar power project pipeline of approximately 1.1 GW, of which 399 MW are late-stage projects.

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong at around 1.1 GW, of which 399 MW are late-stage; 23.5 MW of the late-stage projects are under construction. We believe the profile of this pipeline is attractive due to the broad geographic diversification.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	282.9	--
Poland	26.0	--
Hungary	33.6	21.3
France	42.5	--
Spain	12.0	--
China	2.2	2.2
Total	399.2	23.5

Development Update by Country

United States

Our late-stage projects total 283 MW, of which 97.7 MW are community solar projects in Minnesota and New York. Additionally, we have projects under development in Utah, Texas, Florida, and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Utah	UT	9.2	DG	Development	2020	Project Development
MN-VOS	MN	18.2	Community Solar	Development	2019	Project Development
New York	NY	79.5	Community Solar	Development	2020	Project Development
RP-CA	CA	11.0	Utility	Development	2020	Project Development
Florida	FL	100.0	TBD	Development	2020	Project Development
Alpine	TX	65.0	TBD	Development	2020	Project Development
	Total	282.9

Poland

In Poland, we sold a 55 MW portfolio of ground-mounted solar farms to Aberdeen Standard Investments, a leading global asset manager. As of September 30, 2019, we had total projects of 26 MW in our development pipeline, which are part of the projects awarded to us in the government auction in 2018. Subsequent to quarter-end, we entered into another agreement to sell half of those remaining 26 solar projects.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2018 Jun	Poland	26.0	DG	13MW sold Nov 2019	2019	Project Development
Total		26.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has more than 55 “micro projects”, with an average size of 0.5 MW per project, bringing total capacity to 33.6 MW. Of the late-stage projects, 21.3 MW are under construction and expected to be connected to the grid in the fourth quarter of 2019 or first quarter of 2020.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	6.2	DG	Sales contract signed	2019	Project Development
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	15.1	DG	Under construction	2019/2020	Project Development
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	12.3	DG	Ready to build	2019/2020	Project Development
Total		33.6

France

In France, we have a project pipeline of 42.5 MW, all of which are ground-mounted projects. Additionally, one of these ground-mounted projects is a 30 MW solar park we are developing with our strategic partner, Green City Energy.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK-Eguilles	France	30.0	Ground-mounted	Development	2019/2020	Project Development
Minjoulet	France	5.0	Ground-mounted	Development	2019/2020	Project Development
Les Termes	France	4.5	Ground-mounted	Development	2020/2021	Project Development
Les Toiras	France	3.0	Ground-mounted	Development	2020/2021	Project Development
Total		42.5

Spain

We have a late-stage pipeline of 12 MW of ground-mounted projects primarily located in the southern Murica region.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia, Spain	6.0	Ground-mounted	Development	2020	Project Development
Altajero	Murcia, Spain	6.0	Ground-mounted	Development	2020	Project Development
Total		12.0

Operating Assets and Completed Projects for Sale

We currently own 241 MW of operating projects. Of the 241 MW of assets, we operate 196.8 MW of rooftop projects in China, 24.1 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom.

Operating Assets	Capacity (MW)
China DG	196.8
- Zhejiang& Shanghai	61.1
- Henan	61.7
- Anhui	32.1
- Hebei	17.2
- Jiangsu	12.8
- Shandong	7.5
- Fujian	4.4
Romania	15.4
United States	24.1
United Kingdom	4.3
Total	240.6

In China, we operate 196.8 MW of rooftop solar, concentrated in a few eastern provinces with credit worthy Commercial and Industrial (C&I) off-takers. Additionally, we have 2 MW of rooftop projects under construction.

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang	2.2	IPP business
China DG	2.2

As of September 30, 2019, we had 15 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Hungary	7.7
Canada	7.0
Total	14.7

Third Quarter Financial Detail

Revenue

Revenue was $66.0 million, up sequentially and year-over-year and above guidance. Revenue from Project Development was largely driven by the sale of the 55MW portfolio in Poland. Energy sales were mostly from the 67.8 million KwH generated by our rooftop DG projects in China.

Gross Profits and Gross Margin

Gross profit was $16.2 million in Q3 of 2019, yielding a gross margin of 24.6%. This compares to a gross profit of $10.5 million and gross margin of 77.3% in Q2 of 2019, and a gross profit of $8.6 million and gross margin of 45.9% in Q3 of 2018. Gross margin was well above the guidance range of 15% to 17%, due to the higher-than-expected revenue recognized in the quarter, coupled with high-margin IPP electricity sales.

Operating Expense

Operating expenses were $8.9 million, up both sequentially and year-over-year. Sales and marketing expenses of $365,000 were up sequentially and year-over-year. General and administrative expenses of $2.1 million were down sequentially and year-over-year. Operating expenses in the third quarter 2019 included an impairment charge of $5.5 million on the fixed assets related to the sale of the 15.3 MW of DG projects in China. ReneSola signed the sale agreement at the end of Q3 2019, and expects to recognize revenue from the transaction in Q4.

Operating income was $7.4 million, compared to $7.1 million in Q2 2019 and operating income of $5.7 million in Q3 2018. Operating margin was 11.2%, down from 52.2% in Q2 2019 and 30.4% in Q3 2018.

Net Income/loss

Net income attributed to ReneSola Ltd was $2.4 million, compared to $5.1 million in Q2 2019 and $1.5 million in Q3 2018. Net income per share was $0.06, compared to $0.13 in Q2 2019 and $0.04 in Q3 2018.

Financial Position

Our balance sheet strengthened in the quarter. We had quarter-end cash and equivalents of $9.4 million, up $0.6 million compared to Q2 2019. Long-term borrowings were $10.9 million as of September 30, 2019, essentially flat when compared to the prior quarter. Long-term failed sale-lease back and finance lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $57.5 million as of September 30, 2019, compared to $70.7 million as of June 30, 2019. Short-term borrowings were $41.4 million, down from $82.8 million as of June 30, 2019.

Cost of Capital

An important performance objective for our new CFO is to lower the company’s cost of capital. We believe that our current stock market valuation does not fully reflect the sustainability of our return to profitable growth, nor our strengthening balance sheet. Supporting our viewpoint is the table below of key valuation metrics, which are among the lowest when compared to a peer group of other solar project developers.

Optimistic Outlook

For 2019, we expect revenue in the range of $130 to $140 million and overall gross margin in the range of 20 % to 25%. For the fourth quarter of 2019, we expect revenue to be in the range of $45 to $50 million and overall gross margin in the range of 10% to 15%.

Conclusion

This quarter’s strong results demonstrate that our strategy is the right one. The appointment of new leadership marks the completion of a period of intense transformation, as we prepare to drive sustained high growth. Our strategic focus on the U.S. and Europe positions us as a global leader, which is supported by the relocation of our headquarters to the U.S. We intend to drive down our cost of capital by continuing to strengthen our balance sheet, and through greater visibility and accessibility in the U.S. capital markets. We are focused on operating efficiently and profitably, delivering high returns and generating good cash flow, which we believe can drive a higher valuation for us over time.

Q3 Earnings Results Conference Call

We will host a conference call today to discuss our Q3 2019 business and financial results. The call is scheduled to begin at 8:00 a.m. U.S. Eastern Time (9:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
Mainland China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 8574197.

A replay of the conference call may be accessed by phone at the following numbers until December 3, 2019. To access the replay, please again reference the conference passcode 8574197.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

Sincerely,

The Board of Directors of ReneSola Ltd.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018

Net revenues	65,963	13,567	18,765
Total net revenues	65,963	13,567	18,765
Cost of revenues	(49,731)	(3,077)	(10,152)
Gross profit	16,232	10,490	8,613

Operating (expenses) income:
Sales and marketing	(365)	(77)	(119)
General and administrative	(2,101)	(2,747)	(2,599)
Impairment of long-lived assets	(5,532)	-	-
Other operating loss	(872)	(583)	(189)
Total operating expenses	(8,870)	(3,407)	(2,907)

Income from operations	7,362	7,083	5,706
Non-operating (expenses) income:
Interest income	2	121	145
Interest expense	(2,193)	(2,370)	(2,680)
Foreign exchange gains (loss)	(2,505)	1,739	406
Income before income tax, noncontrolling interests	2,666	6,573	3,577

Income tax expense	(844)	(64)	(3)
Net income	1,822	6,509	3,574

Less: Net income (loss) attributed to noncontrolling interests	(538)	1,385	2,084
Net income attributed to ReneSola Ltd	2,360	5,124	1,490

Income (loss) attributed to ReneSola Ltd per share
Basic	0.06	0.13	0.04
Diluted	0.06	0.13	0.04

Weighted average number of shares used in computing income (loss) per share*
Basic	38,081,890	38,081,890	38,081,890
Diluted	38,081,890	38,081,890	38,081,890

*Share refers to our American depositary shares (ADSs)traded on NYSE, each of which represents 10 ordinary shares

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2019	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	9,361	8,729	8,067
Restricted cash	866	3,261	2,582
Accounts receivable, net of allowances for doubtful accounts	39,871	39,467	39,155
Inventories , net of inventory provisions	-	-	169
Advances to suppliers, net	614	180	649
Value added tax recoverable	6,778	9,816	16,784
Prepaid expenses and other current assets	8,893	7,509	6,740
Project assets current	27,245	69,948	63,479
Contract costs	-	-	375
Assets held for sale	13,220	-	-
Total current assets	106,848	138,910	138,000

Property, plant and equipment, net	155,244	179,832	192,541
Deferred tax assets, net	1,042	1,664	1,103
Project assets non-current	12,656	12,318	43,023
Operating lease right-of-use assets	23,435	35,019	-
Finance lease right-of-use assets	32,681	34,123	-
Other non-current assets	809	4,426	774
Total assets	332,715	406,292	375,441

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	41,357	82,807	7,123
Bond payable current	4,924	13,121	-
Accounts payable	13,980	10,773	24,556
Advances from customers	26	23	19
Amounts due to related parties	2,211	10,126	22,401
Other current liabilities	28,229	30,485	37,932
Income tax payable	1,176	1,042	796
Salary payable	526	833	471
Operating lease liabilities current	1,257	622	-
Failed sale-lease back and finance lease liabilities current	10,812	12,925	-
Liabilities held for sale	8,982	-	-
Total current liabilities	113,480	162,757	93,298

Long-term borrowings	10,905	10,514	73,294
Operating lease liabilities non-current	21,545	33,567	-
Failed sale-lease back and finance lease liabilities non-current	57,461	70,712	79,922
Total liabilities	203,391	277,550	246,514

Shareholders' equity
Common shares	519,313	519,313	519,313
Additional paid-in capital	9,667	9,596	8,665
Accumulated deficit	(431,406)	(433,766)	(428,408)
Accumulated other comprehensive loss	(3,164)	(2,746)	(4,790)
Total equity attributed to ReneSola Ltd	94,410	92,397	94,780
Noncontrolling interest	34,914	36,345	34,147
Total shareholders' equity	129,324	128,742	128,927

Total liabilities and shareholders' equity	332,715	406,292	375,441